TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34835
December 9, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>NTT Urban Development Corporation - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of NTT Urban Development Corporation (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Semi-Annual Report Release for the Six Months Ended September 30, 2004 (Consolidated), dated November 9, 2004; and

2. Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2004, dated November 9, 2004.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Kagayaki Funakoshi of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Kagayaki Funakoshi

Enclosure

File No. 82-34835

(Summary English Translation)

Semi-Annual Report Release for the Six Months Ended September 30, 2004 (Consolidated)

November 9, 2004

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Masao Ando
Director and Executive Manager of
Corporate Strategy Planning Department
Tel.: (03) 3246-8809
Board Meeting Date: November 9, 2004
Parent Company: Nippon Telegraph and Telephone Corporation (Code Number: 9432)
Shareholding Ratio of the Parent Company: 69.9%
U.S. Accounting Principles: not applicable

1. Consolidated Business Results (April 1, 2004 through September 30, 2004)

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Six months ended September 30, 2004	¥45,500 million (4.9%)	¥8,657 million (-6.4%)	¥6,936 million (-1.4%)
Six months ended September 30, 2003	¥43,371 million (–)	¥9,248 million (–)	¥7,033 million (–)
Year ended March 31, 2004	¥93,556 million	¥15,005 million	¥8,615 million

	Net Income	Net Income per Share	Net Income per Share (fully diluted)
Six months ended September 30, 2004	¥4,087 million (14.9%)	¥7,767.48	–
Six months ended September 30, 2003	¥3,557 million (–)	¥6,759.48	–
Year ended March 31, 2004	¥3,740 million	¥7,007.92	–

(Notes)

1. *Investment profit and loss in equity method:*
   Six months ended September 30, 2004: 87 million yen
   Six months ended September 30, 2003: 72 million yen
   Year ended March 31, 2004: 104 million yen
2. *Average number of outstanding shares for each period (consolidated):*
   Six months ended September 30, 2004: 526,240 shares
   Six months ended September 30, 2003: 526,240 shares
   Year ended March 31, 2004: 526,240 shares
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥465,215 million	¥49,235 million	10.6%	¥93,561.22
Six months ended September 30, 2003	¥462,221 million	¥47,602 million	10.3%	¥90,458.23
Year ended March 31, 2004	¥467,914 million	¥47,928 million	10.2%	¥91,077.18

(Notes)

Total outstanding shares as of the end of each period (consolidated):
Six months ended September 30, 2004: 526,240 shares
Six months ended September 30, 2003: 526,240 shares
Year ended March 31, 2004: 526,240 shares

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2004	¥12,997 million	-¥6,311 million	-¥6,516 million	¥6,531 million
Six months ended September 30, 2003	¥8,854 million	-¥9,123 million	-¥1,114 million	¥8,762 million
Year ended March 31, 2004	¥21,457 million	-¥30,663 million	¥5,422 million	¥6,362 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 7

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 4

(5) Changes in Object of Consolidation and Application of Equity Method:

Consolidated	(New): –	(Exception): –
Equity Method	(New): –	(Exception): –

2. Forecast of Consolidated Business Results (April 1, 2004 through March 31, 2005)

	Sales	Ordinary Income	Net Income
Annual	¥93,878 million	¥11,413 million	¥6,284 million

(Reference)
Estimated net income per share (annual): 9,546.66 yen

(Note)
The estimated net income per share for the year ending March 31, 2005 is calculated by dividing the estimated net income by the number of outstanding shares as of the end of the period, which is scheduled to be 658,240 shares including new shares of 132,000 shares.

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*

(Summary English Translation)

Outline of Non-Consolidated Interim Financial Statement for the Six Months Ended September 30, 2004

November 9, 2004

NTT URBAN DEVELOPMENT CORPORATION
Code Number: 8933
(URL http://www.nttud.co.jp/)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Representative: Kiyoshi Mita
Representative Director and President
Attn.: Masao Ando
Director and Executive Manager of
Corporate Strategy Planning Department
Tel.: (03) 3246-8809

Board Meeting Date: November 9, 2004
Interim Dividend Payment Date: –
Interim Dividends: applicable
Unit Shares: not applicable

1. Business Results (April 1, 2004 through September 30, 2004)

(1) Results of Operations

(rounded down to the nearest one million yen)

	Sales	Operating Income	Ordinary Income
Six months ended September 30, 2004	¥41,461 million (7.7%)	¥8,496 million (-5.8%)	¥6,722 million (-0.7%)
Six months ended September 30, 2003	¥38,485 million (–)	¥9,020 million (–)	¥6,772 million (–)
Year ended March 31, 2004	¥84,977 million	¥14,803 million	¥8,376 million

	Net Income	Net Income per Share
Six months ended September 30, 2004	¥3,934 million (15.7%)	¥7,477.51
Six months ended September 30, 2003	¥3,400 million (–)	¥6,462.75
Year ended March 31, 2004	¥3,531 million	¥6,609.77

(Notes)

1. *Average number of outstanding shares for each period:*
   Six months ended September 30, 2004: 526,240 shares

Six months ended September 30, 2003: 526,240 shares
Year ended March 31, 2004: 526,240 shares

2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Income, Ordinary Income and Net Income are compared to the same period of the prior year.*

(2) Dividends

	Interim Dividends per Share	Annual Dividends per Share
Six months ended September 30, 2004	–	–
Six months ended September 30, 2003	–	–
Year ended March 31, 2004	–	¥5,000.00

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Six months ended September 30, 2004	¥461,416 million	¥48,111 million	10.4%	¥91,424.72
Six months ended September 30, 2003	¥458,476 million	¥46,684 million	10.2%	¥88,713.13
Year ended March 31, 2004	¥463,714 million	¥46,956 million	10.1%	¥89,230.65

(Notes)

1. *Total outstanding shares as of the end of each period:*
   Six months ended September 30, 2004: 526,240 shares
   Six months ended September 30, 2003: 526,240 shares
   Year ended March 31, 2004: 526,240 shares
2. *Total number of treasury stock as of the end of each period:*
   Six months ended September 30, 2004: –
   Six months ended September 30, 2003: –
   Year ended March 31, 2004: –

2. Forecast of Business Results (April 1, 2004 through March 31, 2005)

	Sales	Ordinary Income	Net Income	Dividends per Share	
				Year end	
Annual	¥87,383 million	¥11,154 million	¥6,109 million	¥5,000.00	¥5,000.00

(Reference)
Estimated net income per share (annual): 9,280.80 yen

(Note)
The estimated net income per share for the year ending March 31, 2005 is calculated by dividing the estimated net income by the number of outstanding shares as of the end of the period, which is scheduled to be 658,240 shares including new shares of 132,000 shares.

* *The figures of the forecast set forth above are calculated based on the information which is available to the Company as of the date of this press release. Please note that the actual figures of the results may be different due to subsequent various factors such as changes in business environment.*